[redacted]

SECURITIES AND EXCHANGE COMMISSION

13011794

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 25 2013 Washington DC 400

SEC FILE NUMBER
8-68277

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEIGHT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 PENNSYLVANIA AVENUE, NW, 11TH FLOOR
(No. and Street)

WASHINGTON	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER KOTTKE — 202-629-0015 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CST GROUP
(Name – *if individual, state last, first, middle name*)

1800 ROBERT FULTON DRIVE	RESTON	VA	20191
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER KOTTKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HEIGHT SECURITIES, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANA LYNN OLDS NOTARY PUBLIC EXP. 10-14-16 DISTRICT OF COLUMBIA

District of Columbia: SS
Subscribed and sworn to before me, in my presence, this 15th day of February, 2013

Dana Lynn Olds, Notary Public, D.C.
My commission expires October 14, 2016.

Audited Financial Statements
and Supplementary Information

HEIGHT SECURITIES, LLC

December 31, 2012 and 2011

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS

Audited Financial Statements
and Supplementary Information

HEIGHT SECURITIES, LLC

Washington, DC

December 31, 2012 and 2011

CONTENTS

Independent Auditor's Report

To the Board of Directors
Height Securities, LLC
Washington, DC

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Height Securities, LLC (the Company) as of December 31, 2012 and 2011, and the related statements of operation, member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Height Securities, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

CST Group, CPAs, PC

February 9, 2013

STATEMENTS OF FINANCIAL CONDITION

HEIGHT SECURITIES, LLC

	December 31, 2012	December 31, 2011
ASSETS		
CURRENT ASSETS		
Cash	$ 584,810	$ 669,206
Accounts receivable	53,238	0
Commissions receivable	524,867	562,899
Prepaid expenses	94,418	25,455
Deposit held by clearing organization	150,071	150,000
TOTAL CURRENT ASSETS	1,407,404	1,407,560
	$ 1,407,404	$ 1,407,560
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 413,852	$ 223,751
Accrued expenses	48,034	27,591
TOTAL CURRENT LIABILITIES	461,886	251,342
MEMBER'S EQUITY		
Member's equity	945,518	1,156,218
	$ 1,407,404	$ 1,407,560

See notes to financial information.

STATEMENTS OF OPERATIONS

HEIGHT SECURITIES, LLC

	Year Ended December 31, 2012	2011
REVENUE		
Commission income	$ 6,985,023	$ 6,940,788
OPERATING EXPENSES		
Non-officer compensation	4,370,811	4,233,330
Computer and internet expenses	798,179	633,112
Rent expense	447,231	168,646
Execution costs	387,001	386,954
Research licensing	200,000	180,000
Compliance costs	176,218	137,443
Travel expense	159,573	195,533
Professional fees	111,517	108,682
Meals and entertainment	85,914	112,363
Telephone expense	55,227	47,209
Revenue-producing salespeople	54,871	0
Charitable contributions	54,722	18,461
Accounting fees	42,602	29,196
Insurance expense	24,349	25,313
Miscellaneous expense	20,015	10,986
Furniture and equipment expense	13,440	6,586
Continuing education	11,213	5,050
Utilities	8,023	3,445
Office supplies	6,835	7,408
Advertising and promotion	6,727	7,674
Printing and reproduction	5,610	4,450
Dues and subscriptions	5,300	4,729
Bank service charges	4,383	3,825
Automobile expense	4,146	3,539
Pre-employment background check	3,826	4,531
Payroll expenses	2,880	2,657
Postage and delivery	2,565	2,352
Relocation expense	1,350	8,043
Business licenses and permits	1,212	1,454
Clearing costs	463	2,144
	7,066,203	6,355,115
INCOME (LOSS) FROM OPERATIONS	(81,180)	585,673
OTHER INCOME (EXPENSE)		
Interest income	3,858	6,946
Interest expense	(14,631)	(3,146)
	(10,773)	3,800
NET INCOME (LOSS)	$ (91,953)	$ 589,473

See notes to financial information.

STATEMENTS OF MEMBER'S EQUITY

HEIGHT SECURITIES, LLC

BALANCE, DECEMBER 31, 2010	$ 876,007
Net income, 2011	589,473
Less: distributions to member	(309,262)
BALANCE, DECEMBER 31, 2011	1,156,218
Net loss, 2012	(91,953)
Less: distributions to member	(118,747)
BALANCE, DECEMBER 31, 2012	$ 945,518

See notes to financial information.

STATEMENTS OF CASH FLOWS

HEIGHT SECURITIES, LLC

	Year Ended December 31, 2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$(91,953)	$ 589,473
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Commissions receivable	38,032	(70,611)
Prepaid expenses	(68,963)	12,417
Deposit held by clearing organization	(71)	0
Accounts receivable	(53,238)	0
Accounts payable	190,101	(181,174)
Accrued expenses	20,443	(17,306)
NET CASH PROVIDED BY OPERATING ACTIVITIES	34,351	332,799
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's distribution	(118,747)	(309,262)
NET INCREASE (DECREASE) IN CASH	(84,396)	23,537
Cash, beginning of the year	669,206	645,669
CASH, END OF YEAR	$ 584,810	$ 669,206

See notes to financial information.

NOTES TO FINANCIAL STATEMENTS

HEIGHT SECURITIES, LLC

December 31, 2012 and 2011

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Height Securities, LLC (the Company), a wholly owned subsidiary of Height Capital, LLC (the Parent), was organized in the state of Delaware in May of 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") since April of 2010. The Company does not have custody of client accounts or hold securities. Securities are held by third parties, and transactions are cleared through a clearing organization, Pershing, LLC (Pershing), and its direct placement partners.

The Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

Basis of Accounting
The Company uses accrual basis accounting for financial statement purposes, recognizing income when earned and expenses when incurred.

Cash and Cash Equivalents
Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company records commission revenue when earned. The commission revenue will fluctuate depending upon the volume of trades. Total commission revenue for the years ended December 31, 2012 and 2011 was $6,985,023 and $6,940,788, respectively.

NOTE B - INCOME TAXES

No provision for income taxes has been provided in these statements, as the Parent, by agreement, is responsible for any tax liability of the consolidated group. The Parent has elected, under the Internal Revenue Code, to be taxed as a partnership. Accordingly, no provision has been made for Federal and State income taxes on income recognized. Generally, the Company's tax returns remain open for three years for federal income tax examination and four years for state income tax examination.

NOTE B - INCOME TAXES (continued)

The Company operates as a Limited Liability Company (LLC) and is not subject to Federal income taxes. Management has evaluated tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2012 and 2011, which required disclosing or recognition.

The Parent's tax years that remain subject to examination by U.S. taxing authorities are 2012, 2011 and 2010.

NOTE C - CLEARING AGENTS

The Company has a fully disclosed clearing agreement with Pershing, LLC as a clearing agent. Either party may terminate the agreement with 60 days written notice. Pershing requires an escrow deposit of $150,000, subject to change at the discretion of Pershing. The balance in the deposit at December 31, 2012 includes $71 of accrued interest.

NOTE D - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company had no liabilities that were subordinated to general creditors at December 31, 2012 and 2011.

NOTE E - RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Height Capital, LLC, which also owns Height Analytics, LLC.

The Company, Height Analytics, LLC and Height Capital, LLC have an expense sharing agreement for all operating expenses. Expenses paid by Height Analytics, LLC that benefit the Company and Height Capital, LLC are allocated to each company in proportion to revenue earned. Those allocations are then reimbursed to Height Analytics, LLC on a monthly basis. These expenses include, but are not limited to, administrative expense, professional fees, travel and business development, and information technology and computer expenses. As outlined in the agreement, the monthly allocation will be kept on record. The amount due to Height Analytics, LLC at December 31, 2012 and 2011 was $332,947 and $197,597, respectively, which is included in accounts payable on the statement of financial condition

During 2012, the Company advanced funds to Height Analytics, LLC for the payment of leasehold improvements totaling $37,899. The amount due from Height Analytics, LLC at December 31, 2012 and 2011 was $37,899 and $0, respectively, which is included in accounts receivable on the statement of financial condition

NOTE F - OFFICE LEASE

The Company sublets office space that is leased by Height Analytics, LLC. The monthly rent payments are $31,025 with an annual escalator of 2.25%. The lease expires April 2022. The Company had sublet an additional office space in Washington, DC that was leased by Height Analytics, LLC. The Washington, DC lease expired June 2012. Total rent expense for the years ended December 31, 2012 and 2011 was $447,231 and $168,646, respectively.

Future minimum lease payments required under the non-cancellable operating lease are as follows:

Year Ending December 31,	
2013	$ 377,869
2014	383,806
2015	389,889
2016	396,072
2017	406,852
Thereafter	1,842,424
	$ 3,796,912

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Subparagraph (2) of Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $100,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

The Company's aggregate indebtedness to net capital ratio was 0.58 to 1. At December 31, 2012, the Company had net capital of $797,862, which was $697,862 in excess of its required net capital of $100,000.

NOTE H - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from the clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTE I - FAIR VALUE MEASUREMENTS

Unless otherwise noted, the Company estimates that the fair value of all financial and non-financial instruments at December 31, 2012 and 2011 does not differ materially from the aggregate carrying values recorded in the accompanying statements of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE J - CASH FLOW INFORMATION

Cash payments for interest totaled $14,631 and $3,146 for the years ended December 31, 2012 and 2011, respectively.

NOTE K - SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through February 9, 2013, which is the date the financial statements were available to be issued, and has determined that there are not subsequent events that require disclosure.

SUPPLEMENTARY INFORMATION

HEIGHT SECURITIES, LLC

Washington, DC

December 31, 2012 and 2011

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 Under the Securities Exchange Act of 1934

Board of Directors
Height Securities, LLC
Washington, DC

We have audited the financial statements of Height Securities, LLC, Inc. as of and for the years ended December 31, 2012 and 2011, and have issued our report thereon dated February 9, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

CST Group, CPAs, PC

February 9, 2013

1800 Robert Fulton Drive | Reston, Virginia 20191 | TEL 703-391-2000 | FAX 703-391-2580 | www.cst-cpa.com

SCHEDULE I - COMPUTATION OF NET CAPITAL

HEIGHT SECURITIES, LLC

December 31, 2012

Total member's equity		$ 945,518
Deduct: non-allowable assets:		
Accounts receivable and prepaid expenses		(147,656)
	NET CAPITAL	$ 797,862
Minimum net capital required		$ 100,000
Excess net capital		$ 697,862
Aggregate indebtedness		$ 461,886
Minimum net capital based on aggregate indebtedness		$ 30,792
Ratio of aggregate indebtedness to net capital		0.58 to 1

See independent auditor's report on supplementary information.

SCHEDULE II - NET CAPITAL RECONCILIATION

HEIGHT SECURITIES, LLC

December 31, 2012

In accordance with Rule 17a-5(d)(4), we are reporting the following material differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by Height Securities, LLC for the year ended December 31, 2012.

DIFFERENCES WITH FOCUS REPORT $ 0

See independent auditor's report on supplementary information.

SCHEDULE III - OTHER INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

HEIGHT SECURITIES, LLC

As of December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

See independent auditor's report on supplementary information.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Height Securities, LLC
Washington, DC

In planning and performing our audit of the financial statements of Height Securities, (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CST Group, CPAs, PC

February 9, 2013

CSTGROUP
CERTIFIED PUBLIC ACCOUNTANTS

February 9, 2013

SEC
Mail Processing
Section
FEB 25 2013
Washington DC
400

To the Board of Directors
Height Securities, LLC
1775 Pennsylvania Avenue, NW
11th Floor
Washington, DC 20006

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Height Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Height Securities, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, which consisted of the cancelled checks to SIPC, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, which consisted of management's revenue and deduction calculations, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, which were management's revenue and expense calculations supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CST Group, CPAs, PC

1800 Robert Fulton Drive | Reston, Virginia 20191 | TEL 703-391-2000 | FAX 703-391-2580 | www.cst-cpa.com

SCHEDULE OF ASSESSMENT AND PAYMENTS

HEIGHT SECURITIES, LLC

December 31, 2012

Assessment - SIPC-6	$ 8,176
Assessment - SIPC-7	8,439
TOTAL ASSESSMENT FOR THE YEAR ENDED DECEMBER 31, 2012	16,615
Payment applied (ck #1678)	(8,176)
Payment applied (ck #1846)	(8,439)
OVERPAYMENT CARRIED FORWARD	$ 0

CST Group, CPAs, PC verified that payments were made to SIPC for the 2012 assessment.